UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


------------------------------------------------------------------------
In the matter of

CSW Energy, Inc.                                      REPORT FOR PERIOD
Columbus. Ohio  43215                                January 1, 2002 to
                                                         March 31, 2002

File No.  070-07758                                 PURSUANT TO RULE 24


This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), a wholly owned subsidiary of Central and South West Corporation ("CSW"). Under HCAR 35-26417, CSW Energy is authorized to participate in cogeneration projects and to provide consulting services with respect to independent power projects ("IPP's").

Attached is the information required pursuant to HCAR 35-26417.

(1) A balance sheet as of the relevant report date. See Exhibit A.

(2) Income statements for the twelve months ended as of the relevant report date. See Exhibit B.

(3) Name, owner, and location of each IPP served by CSW Energy during the
    quarter.     None.

(4) The amount of compensation received for each IPP project.    None.

(5) Information on intercompany transactions with CSW Energy related to CSW Energy's consulting services, including (a) the name of each associate company providing services, (b) a listing of services provided and (c) the total dollar amount of services provided, broken down by associate company.
        None.



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                                S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this 24th day of May, 2002.

                                             CSW Energy, Inc.


                                          /s/   Armando Pena
                                          ------------------
                                                Armando Pena
                                                  Treasurer

                                                                  Exhibit A

                                CSW Energy, Inc.
                                  Balance Sheet
                                 March 31, 2002
                                   (Unaudited)
                                    ($000's)


Assets

Current Assets
   Cash and cash equivalents                                         $6,190
   Accounts receivable                                               28,859
   Prepaid expenses                                                   3,037
                                                                 -----------

               Total current assets                                  38,086


Investments In and Advances to Energy Projects                      148,823

Notes Receivable - Affiliate                                         59,993

Other Assets
  Construction in progress and project development costs              2,110
  Property, Plant, and Equipment, net                               373,015
  Other - net                                                         5,625
                                                                 -----------

               Total other assets                                   380,750
                                                                 -----------

                  Total assets                                     $627,652
                                                                 ===========


Liabilities and Shareholder's Equity

Current Liabilities
   Accounts payable                                                  $3,191
   Accrued liabilities and other                                      3,171
                                                                 -----------

               Total current liabilities                              6,362

Notes Payable - Affiliate                                           329,681

Deferred Income Taxes                                                41,672

Other                                                                17,835
                                                                 -----------

               Total liabilities                                    395,550


Minority Interest                                                        62

Shareholder's Equity
   Common stock                                                           1
   Additional paid-in-capital                                       105,418
   Accumulated retained earnings                                    126,621
                                                                 -----------

     Total shareholder's equity                                     232,040
                                                                 -----------

     Total liabilities and shareholder's equity                    $627,652
                                                                 ===========


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

                                                                                                       Exhibit B


                                                CSW Energy, Inc.
                                              Statements of Income
                              For the Twelve Months Ended March 31, 2002 and 2001
                                                  (Unaudited)
                                                    ($000's)

                                                                                  2002                 2001
OPERATING REVENUE:
              Electric revenues                                                   $ 13,999             $ 101,831
              Thermal revenues                                                       2,469                     -
              Equity in Income from energy projects                                 28,056                14,329
              Operating and mantenance contract services                            10,343                14,149
              Construction contract revenue                                         20,120                61,562
              Other                                                                    614                 5,880
                                                                              -------------       ---------------
                          Total operating revenue                                   75,601               197,751


OPERATING EXPENSES:
              Fuel                                                                  13,902                74,148
              Operating, maintnance and supplies                                     1,861                 8,600
              Depreciation and amortization                                          6,501                 3,653
              Salaries, wages and benefits                                           7,389                 9,855
              Construction contract expenses                                        16,672                85,489
              General and administrative                                             4,834                16,153
              Operating and maintenance contract services                            6,903                 8,859
                                                                              -------------       ---------------
                          Total operating expenses                                  58,062               206,757

INCOME FROM OPERATIONS                                                              17,539                (9,006)

OTHER INCOME (EXPENSE)
              Interest income                                                       14,830                46,157
              Interest expense                                                     (18,716)              (48,396)
              Sale of project ownership interest                                    14,447                67,004
              Other, net                                                             2,441                   177
                                                                              -------------       ---------------
                          Total other (expense)                                     13,002                64,942

INCOME  BEFORE INCOME TAXES                                                         30,541                55,936

PROVISION  FOR INCOME TAXES                                                          7,044                19,080
                                                                              -------------       ---------------

               Net income                                                          $23,497              $ 36,856
                                                                              =============       ===============